UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66471

MAR 0 4 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 BROADWAY
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frederick Ferraro (212) 993-7350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

14048236

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/21/14

Industrial and Commercial Bank of China, Financial Services LLC
(Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Table of Contents

This report ** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Frederick Ferraro, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Industrial and Commercial Bank of China Financial Services LLC (wholly owned subsidiary of Industrial and Commercial Bank of China Limited) as of December 31, 2013, are true and correct. I further affirm that neither Industrial and Commercial Bank of China Financial Services LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Frederick G. Ferraro 2/27/14
Signature

CFO
Title

Subscribed and sworn to me on this 27th day
of February, 2014

Nadine Newton
Notary Public

NADINE NEWTON
Notary Public, State of New York
No. 01NE6232820
Qualified in Bronx County
Commission Expires 12/13/2014

INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC (WHOLLY OWNED SUBSIDIARY OF INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

(WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

Filed as PUBLIC information pursuant to subparagraph (e)(3) Rule 17a-5.

Industrial and Commercial Bank of China Financial Services LLC
(Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Index
December 31, 2013

Page

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of
Industrial and Commercial Bank of China Financial Services LLC:

We have audited the accompanying statement of financial condition of Industrial and Commercial Bank of China Financial Services LLC as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Industrial and Commercial Bank of China Financial Services LLC as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2014

Industrial and Commercial Bank of China Financial Services LLC
(Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	81,821,585
Securities purchased under agreements to resell		31,636,074,108
Securities borrowed		6,462,205,107
Deposits with clearing organizations		178,971,513
Receivables:		
Customers		4,275,144
Broker-dealers and clearing organizations		306,643,513
Secured demand note receivable		100,000,000
Interest and dividends receivable		6,071,963
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $3,376,336		5,509,146
Other assets		12,550,204
Total assets	$	38,794,122,283
Liabilities and Member's Capital		
Liabilities:		
Securities sold under agreements to repurchase	$	35,192,328,482
Securities loaned		3,009,755,920
Payables:		
Customers		69,303,604
Broker-dealers and clearing organizations		302,899,654
Deferred tax liability		5,731,075
Interest and dividends payable		13,333,315
Other liabilities		16,908,593
		38,610,260,643
Subordinated borrowings		100,000,000
Member's capital		83,861,640
Total liabilities and member's capital	$	38,794,122,283

The accompanying notes are an integral part of this financial statement.

(1) Organization and Nature of Business

Industrial and Commercial Bank of China Financial Services LLC (the "Company") is a wholly owned subsidiary of Industrial and Commercial Bank of China Limited (the "Parent"). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is to offer securities clearing, processing and financing services to clients.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of ninety days or less, which may include federal funds sold on an overnight basis. The Company maintains amounts due from banks which, at times, may exceed federally insured limits.

(c) Receivables from customers/Payables to customers

Receivables from customers and Payables to customers include amounts due on regular way securities transactions and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected in the statement of financial condition.

(d) Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

The Company files tax returns on a stand-alone basis. Deferred tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

(continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(e) *Collateralized Transactions*

(i) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, contractual amounts approximate fair value. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty. Accrued interest income and interest expense are reported as part of securities purchased under agreements to resell and securities sold under agreements to repurchase, respectively, on the Statement of Financial Condition.

Offsetting Arrangements

The table below presents the gross and net resale and repurchase agreements transactions, and the related amount of netting with the same counterparty under enforceable netting agreements ("counterparty netting") included in the statement of financial condition. Substantially all of the gross carrying values of these arrangements are subject to enforceable netting agreements. The table below also presents the amounts not offset in the statement of financial condition including counterparty netting that does not meet the criteria for netting under U.S. GAAP.

(continued)

	As of December 31, 2013	
	Assets	Liabilities
in millions	Securities purchased under agreements to resell	Securities sold under agreements to repurchase
Amounts included in the statement of financial condition		
Gross carrying value	$ 58,956	$ 62,512
Counterparty netting	(27,320)	(27,320)
Net	31,636	35,192

The following table presents the net amount of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of the financial instruments and cash collateral not offset in the statement of financial condition.

December 31, 2013 (in millions)	Net	Financial Instruments (1)	Net Exposure
Financial assets subject to enforceable MNA			
Securities borrowed	$6,462	$ 6,385	$78
Securities purchased under agreements to resell	31,636	31,636	-
Total	$ 38,098	$ 38,021	$78
Financial liabilities subject to enforceable MNA			
Securities loaned	$3,010	$3,010	-
Securities sold under agreements to repurchase	35,192	35,192	-
Total	$38,202	$ 38,202	-

(1) The total amount reported in financial instruments and cash collateral is limited to the amount of the related instruments presented in the statement of financial condition and therefore any over-collateralization of these positions is not included.

(continued)

(ii) Securities Borrowed and Loaned Transactions

Securities borrowed and loaned transactions are accounted for as collateralized financing transactions. These transactions are recorded at their contracted amount (the amount of cash collateral advanced or received). Securities borrowed transactions require the Company to deposit cash with the lender in excess of the market value of the securities borrowed. The fair value of securities borrowed and loaned is monitored daily and additional collateral is obtained or refunded when appropriate to protect the Company in the event of default by the counterparty. Rebates earned or paid on securities borrowing or lending transactions are shown in the category interest and dividends receivable or interest and dividends payable, respectively, on the Statement of Financial Condition.

Securities borrowed and loaned transactions are subject to an enforceable master netting agreement and are presented gross in the Statement of Financial Condition, with no offsetting.

(f) Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term secured receivables, including securities purchased under agreements to resell, receivables from customers and receivables from broker-dealers and clearing organizations. Similarly, the Company's short-term liabilities, such as securities sold under agreements to repurchase, short-term borrowings, payables to customers and payables to broker-dealers and clearing organizations, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight and, accordingly, their fair values are not materially affected by changes in interest rates or market movements. Subordinated borrowings are recorded at contracted amounts, approximating fair value. With the exception of cash, which would be considered a level 1 instrument in the fair value hierarchy, all other financial instruments noted above are considered level 2.

(g) Foreign Currencies

The Company has certain cash on deposit with banks denominated in foreign currencies and has payables to customers and counterparties also in foreign currencies. These assets and liabilities are translated at closing exchange rates at December 31, 2013.

(continued)

(3) Intangible Assets

Under the provisions of ASC 350, *Intangibles – Goodwill and Other*, the Company has reviewed appropriate events and circumstances and concluded that it is more likely than not that the fair value is greater than the carrying amounts of such assets. Software intangible assets are amortized on the straight-line method over the estimated useful life of the asset. Intangible assets consisted of the following at December 31, 2013, which are included in other assets in the Statement of Financial Condition:

Customer relationships		$ 8,480,450
Software	$ 1,668,000	
Less accumulated amortization	(1,056,400)	611,600
		$ 9,092,050

(4) Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2013 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 253,076,826	$ 267,881,756
Receivable from and payable to clearing organizations	53,566,687	16,844,244
Receivable from and payable to broker-dealers	-	18,173,674
	$ 306,643,513	$ 302,899,654

(5) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of leasehold improvements, furniture, fixtures, computer and communication equipment, and software. Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment are provided by the straight-line method over the estimated useful life of the asset.

Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding five years.

(continued)

Furniture, equipment and leasehold improvements costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Furniture, equipment and leaseholds consisted of the following at December 31, 2013:

Furniture, equipment, and software	$	7,579,481
Leasehold improvement		1,306,001
		8,885,482
Less: Accumulated depreciation and amortization		(3,376,336)
	$	5,509,146

(6) Related Party Transactions

The Company has service agreements with the Parent and certain affiliates. The Company shares some of the same resources to benefit from the infrastructural cost savings in the conduct of its business. The Company has several transactions with its Parent and affiliates.

The Parent and affiliates provide various administrative services, as defined in the respective service level agreements, such as human resources among others, to the Company, for which the Company is charged in accordance with the service level agreements.

At December 31, 2013, included in other liabilities, are payables to Parent and affiliates of $901,684 related to these services.

The Company also has a committed line of credit arrangement with the Parent's New York branch in the amount of $250,000,000. Draw-downs pursuant to the credit line are unsecured, and the agreement expiring on February 28, 2014 was renewed with substantially consistent terms expiring February 28, 2017. As of December 31, 2013, there were no borrowings outstanding.

(7) Employee Benefit Plans

The Company maintains a Traditional and Roth 401(k) Plan (the "Plan"). Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company will make a matching contribution up to 100% of the first 4% of base compensation that a participant contributes as pretax and after-tax contributions to the Plan. In addition, the Company will make a non-elective contribution up to the first 5% of a participant's base compensation.

(8) Subordinated Borrowings

The Company has a $100,000,000 secured demand note and collateral agreement with its Parent. The note payable bears interest of 0.07% per annum and matures on October 15, 2016.

The secured demand note has been approved by FINRA and is available in computing net capital under SEC Rule 15c3-1. This secured demand note is subordinated to the claims of general

(continued)

creditors and, to the extent it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The secured demand note receivable is noninterest-bearing and is collateralized by marketable U.S. Treasury securities with an estimated fair value of $110,262,718 as of December 31, 2013.

(9) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax liability at December 31, 2013, is $4,984,861, comprised of $5,731,075 and $746,214 included in deferred tax liability and other assets on the Statement of Financial Condition, respectively. Deferred tax liabilities relate principally to the excess of book over tax basis of the intangible assets and fixed assets. Federal taxes receivable of $371,243 and state taxes receivable of $16,320 are included in other assets on the Statement of Financial Condition.

The Company has net deferred tax liability as of December 31, 2013. Management believes it is more-likely-than-not that the Company will realize the benefits of the gross deferred tax assets taken into account the scheduled reversal of deferred tax liabilities and projected future taxable income over the period on which the deferred tax assets become deductible.

As of December 31, 2013, the Company had no unrecognized tax benefits or related accrued interest and penalties.

The earliest taxable year that the Company is subject to Federal, New York State and City tax examination is 2010.

(10) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2013, the Company had net capital of $162,560,000, which was $160,414,000 in excess of required net capital of $2,146,000.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2013, the Company's SEC Rule 15c3-3 reserve computation indicated a reserve requirement of $71,243,000. At December 31, 2013, the Company had qualified securities in the amount of $85,766,000 segregated in its account reserved for the exclusive benefit of customers.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB"). At December 31, 2013, the Company's PAIB reserve

(continued)

computation indicated a reserve requirement of $14,337,000. At December 31, 2013, the Company had qualified securities in the amount of $16,558,000 segregated in its PAIB reserve account.

(11) Commitments and Contingencies

The Company leases office space under an operating lease which expires in July 2015. Following is a schedule of the remaining lease payments:

Year Ending December 31:

2014	$ 678,100
2015	396,950
Total minimum obligation	$ 1,075,050

In accordance with FASB ASC 450, *Accounting for Contingencies,* the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At December 31, 2013, the Company is not aware of any outstanding contingencies.

(12) Credit Risk

The Company enters into short-term collateralized financing transactions and, consequently, has credit risk for the timely repayment of principal and interest. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreement. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies and the fair value of which approximates the carrying amount of the financing transactions

(13) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date of issuance financial statements on February 28, 2014, noting none.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

To the Board of Managers and Member of
Industrial and Commercial Bank of China Financial Services LLC:

In planning and performing our audit of the financial statements of Industrial and Commercial Bank of China Financial Services LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of managers, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014